Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

Press Release

For more information contact:

Media Relations: Britt Zarling Vice President, Corporate Communications Fiserv, Inc. 678-375-1595 britt.zarling@fiserv.com	Investor Relations: Tiffany Willis Vice President, Investor Relations Fiserv, Inc. 678-375-4643 tiffany.willis@fiserv.com

For Immediate Release

Fiserv Reports Fourth Quarter and Full Year 2018 Results

GAAP revenue growth of 2 percent in the quarter and for the year;

GAAP EPS from continuing operations decrease of 43 percent in the quarter and up slightly for the year;

Internal revenue growth of 4.5 percent in the quarter and for the year;

Adjusted EPS increase of 24 percent in the quarter and 25 percent for the year;

Company expects 2019 internal revenue growth of 4.5 to 5 percent and adjusted EPS growth of 10 to 14 percent

Brookfield, Wis., February 7, 2019 – Fiserv, Inc. (NASDAQ: FISV), a leading global provider of financial services technology solutions, today reported financial results for the fourth quarter and full year 2018. These final results are in line with the preliminary results included in the press release from January 16, 2019.

Fourth Quarter and Full Year 2018 GAAP Results

GAAP revenue for the company increased 2 percent to $1.55 billion in the fourth quarter of 2018 compared to the prior year period, with 9 percent growth in the Payments segment and 8 percent decline in the Financial segment. Full year 2018 GAAP revenue for the company increased 2 percent to $5.82 billion versus last year, with 7 percent growth in the Payments segment and 5 percent decline in the Financial segment. The sale of a 55 percent interest of the company’s Lending Solutions business (the “Lending Transaction”) in the first quarter of 2018 resulted in a decline in GAAP revenue in 2018 for the Financial segment.

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GAAP earnings per share from continuing operations was $0.71 in the fourth quarter of 2018 and $2.87 for the full year, a decrease of 43 percent and up slightly, respectively, compared to the prior year periods. GAAP earnings per share from continuing operations in 2018 included a gain of $0.37 per share on the Lending Transaction. GAAP earnings per share from continuing operations in 2017 included discrete tax benefits from the December 2017 enactment of The Tax Cuts and Jobs Act of $0.65 per share and $0.64 per share in the fourth quarter and full year, respectively. The company also completed a two-for-one stock split in the first quarter of 2018. Accordingly, all share data and per share amounts are presented on a split-adjusted basis.

GAAP operating margin was 27.8 percent in the fourth quarter of 2018 and 30.1 percent for the full year, decreasing 30 basis points and increasing 320 basis points, respectively, compared to the prior year periods. GAAP operating margin in 2018 included a $227 million gain resulting from the Lending Transaction.

Net cash provided by operating activities was $1.55 billion in 2018, which did not include $419 million of proceeds from the Lending Transaction. Net cash provided by operating activities was $1.48 billion in 2017, which included cash distributions of $45 million from StoneRiver Group, L.P. (“StoneRiver”), a joint venture in which the company owns a 49 percent interest.

“We are pleased with our 2018 results, which include acceleration of our internal revenue growth rate along with our 33rd consecutive year of double-digit adjusted earnings per share growth,” said Jeffery Yabuki, President and Chief Executive Officer of Fiserv. “Sales results in the quarter were our strongest in history setting us up for continuing growth expansion.”

Fourth Quarter and Full Year 2018 Non-GAAP Results and Additional Information

•	Adjusted revenue was $1.47 billion in the fourth quarter of 2018 and $5.54 billion for the full year, increasing 2 percent in each period compared to the prior year periods.

•	Internal revenue growth for the company was 4.5 percent in the fourth quarter of 2018, with 6 percent growth in the Payments segment and 3 percent growth in the Financial segment.

•	Internal revenue growth for the company was 4.5 percent for the full year, with 5 percent growth in the Payments segment and 4 percent growth in the Financial segment.

•	Adjusted earnings per share increased 24 percent to $0.84 in the fourth quarter of 2018 and 25 percent to $3.10 for the full year compared to the prior year periods.

•

Adjusted operating margin was 33.4 percent in the fourth quarter of 2018 compared to 34.0 percent in the fourth quarter of 2017, and was 32.5 percent for the full year compared to 32.8 percent in 2017.

•	Free cash flow for 2018 increased 7 percent to $1.31 billion compared to the prior year.

•	Sales results were up 31 percent in the quarter and 5 percent for the year compared to the prior year periods.

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•	The company repurchased 25.5 million shares of common stock for $1.91 billion in 2018, which included 8.9 million shares of common stock for $689 million in the fourth quarter.

•

In January 2019, Fiserv was named one of FORTUNE Magazine World’s Most Admired Companies® for the sixth consecutive year. The company received high marks for its long-term investment value, financial soundness, people management and social responsibility, and was also noted for its use of corporate assets, quality of management and innovation.

Agreement to Merge with First Data Corporation

On January 16, 2019, Fiserv announced that it had entered into a definitive merger agreement to acquire First Data Corporation in an all-stock transaction for an equity value of approximately $22 billion as of the announcement. The transaction is expected to close during the second half of 2019 subject to customary closing conditions, regulatory approvals and shareholder approval for both companies. The corresponding press release and additional materials are available in the “Investor Relations” section of fiserv.com.

Outlook for 2019

Fiserv expects internal revenue growth in a range of 4.5 to 5 percent for 2019. The company also expects adjusted earnings per share in a range of $3.39 to $3.52, which represents growth of 10 to 14 percent, as adjusted for the Lending Transaction. The company’s outlook for 2019 does not include any impact related to its proposed transaction with First Data Corporation.

“We enter 2019 with strong momentum and a continuing focus on providing differentiated value for clients, associates and shareholders,” said Yabuki.

Earnings Conference Call

The company will discuss its results on a conference call and webcast at 4 p.m. CT on Thursday, February 7, 2019. To register for the event, go to fiserv.com and click on the Q4 Earnings webcast link. Supplemental materials will be available in the “Investor Relations” section of the website.

About Fiserv

Fiserv, Inc. (NASDAQ: FISV) enables clients worldwide to create and deliver financial services experiences in step with the way people live and work today. For 35 years, Fiserv has been a trusted leader in financial services technology, helping clients achieve best-in-class results by driving quality and innovation in payments, processing services, risk and compliance, customer and channel management, and insights and optimization. Fiserv is a member of the FORTUNE® 500 and has been named among the FORTUNE Magazine World’s Most Admired Companies® for six consecutive years, recognized for strength of business model, people management, social responsibility and innovation leadership. Visit fiserv.com and follow on social media for more information and the latest company news.

Press Release

Use of Non-GAAP Financial Measures

In this earnings release, the company supplements its reporting of information determined in accordance with GAAP, such as revenue, operating income, operating margin, income from continuing operations, net income, earnings per share from continuing operations, earnings per share and net cash provided by operating activities, with “adjusted revenue,” “internal revenue growth,” “adjusted operating income,” “adjusted operating margin,” “adjusted net income,” “adjusted earnings per share,” “adjusted earnings per share, as adjusted for the Lending Transaction impact,” and “free cash flow.” Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders’ ability to evaluate the company’s performance, as such measures provide additional insights into the factors and trends affecting its business. Therefore, the company excludes these items from GAAP revenue, operating income, operating margin, income from continuing operations, net income, earnings per share from continuing operations, earnings per share and net cash provided by operating activities to calculate these non-GAAP measures. The corresponding reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are included in this earnings release, except for forward-looking measures where a reconciliation to the corresponding GAAP measures is not available due to the variability, complexity and limited visibility of the non-cash and other items described below that are excluded from the non-GAAP outlook measures. See page 14 for additional information regarding the company’s forward-looking non-GAAP financial measures.

Examples of non-cash or other items may include, but are not limited to, non-cash deferred revenue adjustments arising from acquisitions, non-cash intangible asset amortization expense associated with acquisitions, non-cash impairment charges, severance costs, charges associated with early debt extinguishment, merger and integration costs, certain costs associated with the achievement of the company’s operational effectiveness objectives, gains or losses from dispositions and unconsolidated affiliates, and certain discrete tax benefits and expenses. The company excludes these items to more clearly focus on the factors management believes are pertinent to its operations, and management uses this information to make operating decisions, including the allocation of resources to the company’s various businesses.

Internal revenue growth and free cash flow are non-GAAP financial measures and are described on page 13. Management believes internal revenue growth is useful because it presents revenue growth excluding acquisitions, dispositions and the impact of postage reimbursements in the company’s Output Solutions business, and including deferred revenue purchase accounting adjustments. Management believes free cash flow is useful to measure the funds generated in a given period that are available for debt service requirements and strategic capital decisions. Management believes this supplemental information enhances shareholders’ ability to evaluate and understand the company’s core business performance.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, operating income, operating margin, income from continuing operations, net income, earnings per share from continuing operations, earnings per share and net cash provided by operating activities or any other amount determined in accordance with GAAP.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated internal revenue growth, adjusted earnings per share and adjusted earnings per share growth. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that Fiserv and First Data Corporation may be unable to achieve expected synergies and operating efficiencies from the proposed merger within the expected time frames or at all or to successfully integrate the operations of First Data Corporation into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data Corporation and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data Corporation may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data Corporation are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data Corporation and their customers and Fiserv’s and First Data Corporation’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data

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Corporation’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data Corporation’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data Corporation and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv’s and First Data Corporation’s ability to comply with government regulations; the impact of Fiserv’s and First Data Corporation’s strategic initiatives; Fiserv’s and First Data Corporation’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data Corporation’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

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Fiserv, Inc.

Condensed Consolidated Statements of Income

(In millions, except per share amounts, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Revenue
Processing and services	$1,307	$1,270	$4,975	$4,833
Product	244	246	848	863

Total revenue	1,551	1,516	5,823	5,696

Expenses
Cost of processing and services	628	576	2,324	2,291
Cost of product	194	202	745	733
Selling, general and administrative	298	313	1,228	1,150
Gain on sale of businesses	—	—	(227)	(10)

Total expenses	1,120	1,091	4,070	4,164

Operating income	431	425	1,753	1,532
Interest expense	(56)	(45)	(193)	(176)
Loss on early debt extinguishment	(6)	—	(14)	—
Non-operating income	3	—	9	2

Income from continuing operations before income taxes and income from investments in unconsolidated affiliates	372	380	1,555	1,358
Income tax (provision) benefit	(88)	151	(378)	(158)
Income from investments in unconsolidated affiliates	2	1	10	32

Income from continuing operations	286	532	1,187	1,232
Income from discontinued operations	—	14	—	14

Net income	$286	$546	$1,187	$1,246

GAAP earnings per share—diluted
Continuing operations	$0.71	$1.25	$2.87	$2.86
Discontinued operations	—	0.03	—	0.03

Total	$0.71	$1.29	$2.87	$2.89

Diluted shares used in computing earnings per share	404.7	424.9	413.7	431.3

Earnings per share is calculated using actual, unrounded amounts.

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Fiserv, Inc.

Reconciliation of GAAP to

Adjusted Net Income and Adjusted Earnings Per Share

(In millions, except per share amounts, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
GAAP income from continuing operations	$286	$532	$1,187	$1,232
Adjustments:
Merger, integration and other costs [1]	14	22	89	74
Severance costs	2	2	17	24
Amortization of acquisition-related intangible assets	43	42	163	159
Loss on early debt extinguishment [2]	6	—	14	—
Lending transaction impact [3]	—	(16)	—	(50)
Tax impact of adjustments [4]	(15)	(17)	(63)	(68)
Gain on sale of businesses [5]	—	—	(227)	(10)
Tax impact of gain on sale of businesses [4]	—	—	77	5
Unconsolidated affiliate activities [6]	4	(1)	7	(32)
Tax impact of unconsolidated affiliate activities [4]	(1)	—	(2)	11
Tax reform [7]	—	(275)	19	(275)

Adjusted net income	$339	$289	$1,281	$1,070

GAAP earnings per share from continuing operations	$0.71	$1.25	$2.87	$2.86
Adjustments—net of income taxes:
Merger, integration and other costs [1]	0.03	0.03	0.17	0.11
Severance costs	0.01	—	0.03	0.04
Amortization of acquisition-related intangible assets	0.08	0.07	0.31	0.25
Loss on early debt extinguishment [2]	0.01	—	0.03	—
Lending Transaction impact [3]	—	(0.03)	—	(0.08)
Gain on sale of businesses [5]	—	—	(0.37)	(0.01)
Unconsolidated affiliate activities [6]	0.01	—	0.01	(0.05)
Tax reform [7]	—	(0.65)	0.05	(0.64)

Adjusted earnings per share	$0.84	$0.68	$3.10	$2.48

[1]

Merger, integration and other costs include acquisition and related integration costs of $46 million in 2018 and $47 million in 2017, and certain costs associated with the achievement of the company’s operational effectiveness objectives of $43 million in 2018 and $27 million in 2017, primarily consisting of expenses related to data center consolidation activities.

[2]	Represents the loss on early debt extinguishment associated with the company’s cash tender offer for and redemption of its $450 million aggregate principal amount of 4.625% senior notes.

[3]	Represents the earnings attributable to the disposed 55 percent interest of the company’s Lending Solutions business.

[4]

The tax impact of adjustments is calculated using tax rates of 22 percent and 33 percent in 2018 and 2017, respectively, which approximates the company’s annual effective tax rate for the respective years, exclusive of U.S. federal tax reform effects and the actual tax impacts associated with the gain on sale of businesses and unconsolidated affiliate activities.

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[5]	Represents the gains on the Lending Transaction in 2018 and the sale of the company’s Australian item processing business in 2017.

[6]	Represents the company’s share of the net gains on the sales of businesses at StoneRiver and the company’s share of amortization of acquisition-related intangible assets on the Lending Transaction.

[7]	Represents discrete income tax effects associated with U.S. federal tax reform and subsequent guidance issued by the Internal Revenue Service.

See pages 3-4 for disclosures related to the use of non-GAAP financial measures.

Earnings per share is calculated using actual, unrounded amounts.

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Fiserv, Inc.

Financial Results by Segment

(In millions, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Total Company
Revenue	$1,551	$1,516	$5,823	$5,696
Output Solutions postage reimbursements	(79)	(77)	(285)	(281)
Deferred revenue purchase accounting adjustments	—	4	3	8

Adjusted revenue	$1,472	$1,443	$5,541	$5,423

Operating income	$431	$425	$1,753	$1,532
Merger, integration and other costs	16	22	94	74
Severance costs	2	2	17	24
Amortization of acquisition-related intangible assets	43	42	163	159
Gain on sale of businesses	—	—	(227)	(10)

Adjusted operating income	$492	$491	$1,800	$1,779

Operating margin	27.8%	28.1%	30.1%	26.9%
Adjusted operating margin	33.4%	34.0%	32.5%	32.8%

Payments and Industry Products (“Payments”)
Revenue	$944	$865	$3,467	$3,234
Output Solutions postage reimbursements	(79)	(77)	(285)	(281)
Deferred revenue purchase accounting adjustments	—	4	3	8

Adjusted revenue	$865	$792	$3,185	$2,961

Operating income	$315	$284	$1,122	$1,034
Merger, integration and other costs	—	4	2	7

Adjusted operating income	$315	$288	$1,124	$1,041

Operating margin	33.4%	33.0%	32.3%	32.0%
Adjusted operating margin	36.4%	36.4%	35.3%	35.1%

Financial Institution Services (“Financial”)
Revenue	$615	$668	$2,395	$2,530

Operating income	$208	$235	$798	$849

Operating margin	33.7%	35.1%	33.3%	33.5%

Corporate and Other
Revenue	$(8)	$(17)	$(39)	$(68)

Operating loss	$(92)	$(94)	$(167)	$(351)
Merger, integration and other costs	16	18	92	67
Severance costs	2	2	17	24
Amortization of acquisition-related intangible assets	43	42	163	159
Gain on sale of businesses	—	—	(227)	(10)

Adjusted operating loss	$(31)	$(32)	$(122)	$(111)

See pages 3-4 for disclosures related to the use of non-GAAP financial measures.

Operating margin percentages are calculated using actual, unrounded amounts.

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Fiserv, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Year Ended December 31,
	2018	2017
Cash flows from operating activities
Net income	$1,187	$1,246
Adjustment for discontinued operations	—	(14)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and other amortization	393	285
Amortization of acquisition-related intangible assets	163	159
Share-based compensation	73	63
Deferred income taxes	133	(247)
Gain on sale of businesses	(227)	(10)
Loss on early debt extinguishment	14	—
Income from investments in unconsolidated affiliates	(10)	(32)
Dividends from unconsolidated affiliates	2	45
Non-cash impairment charges	3	18
Other operating activities	(10)	(4)
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Trade accounts receivable	(108)	(75)
Prepaid expenses and other assets	(6)	(37)
Contract costs	(137)	(29)
Accounts payable and other liabilities	116	54
Contract liabilities	(34)	61

Net cash provided by operating activities	1,552	1,483

Cash flows from investing activities
Capital expenditures, including capitalization of software costs	(360)	(287)
Proceeds from sale of businesses	419	17
Payments for acquisitions of businesses, net of cash acquired	(712)	(384)
Purchases of investments	(3)	(10)
Other investing activities	(7)	7

Net cash used in investing activities	(663)	(657)

Cash flows from financing activities
Debt proceeds	5,039	2,310
Debt repayments, including redemption and other costs	(4,005)	(1,985)
Proceeds from issuance of treasury stock	75	78
Purchases of treasury stock, including employee shares withheld for tax obligations	(1,946)	(1,223)
Other financing activities	(5)	—

Net cash used in financing activities	(842)	(820)

Change in cash and cash equivalents	47	6
Net cash flows from discontinued operations	43	19
Cash and cash equivalents, beginning balance	325	300

Cash and cash equivalents, ending balance	$415	$325

Certain prior period amounts have been reclassified to conform to current period presentation.

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Fiserv, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,
	2018	2017
Assets
Cash and cash equivalents	$415	$325
Trade accounts receivable – net	1,049	997
Prepaid expenses and other current assets	760	603
Assets held for sale	—	50

Total current assets	2,224	1,975

Property and equipment – net	398	390
Intangible assets – net	2,143	1,882
Goodwill	5,702	5,590
Contract costs – net	419	84
Other long-term assets	376	368

Total assets	$11,262	$10,289

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$1,626	$1,359
Current maturities of long-term debt	4	3
Contract liabilities	380	576

Total current liabilities	2,010	1,938

Long-term debt	5,955	4,897
Deferred income taxes	745	552
Long-term contract liabilities	89	54
Other long-term liabilities	170	117

Total liabilities	8,969	7,558
Shareholders’ equity	2,293	2,731

Total liabilities and shareholders’ equity	$11,262	$10,289

Certain prior period amounts have been reclassified to conform to current period presentation.

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Fiserv, Inc.

Selected Non-GAAP Financial Measures

($ in millions, unaudited)

Internal Revenue Growth [1]	Three Months Ended December 31, 2018	Year Ended December 31, 2018
Payments Segment	6%	5%
Financial Segment	3%	4%

Total Company	4.5%	4.5%

[1]

Internal revenue growth is measured as the increase in adjusted revenue (see page 10) for the current period excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year period excluding revenue attributable to dispositions. Revenue attributable to dispositions includes transition services revenue within Corporate and Other.

In the fourth quarter of 2018, acquired revenue was $29 million (all in the Payments segment). Revenue attributable to dispositions was $8 million (all in Corporate and Other) and $69 million (all in the Financial segment) in the fourth quarter of 2018 and 2017, respectively, primarily from the Lending Transaction.

Full year 2018 acquired revenue was $74 million ($71 million in the Payments segment and $3 million in the Financial segment). Revenue attributable to dispositions was $82 million ($54 million in the Financial segment and $28 million in Corporate and Other) and $272 million (all in the Financial segment) for the full years ending 2018 and 2017, respectively, primarily from the Lending Transaction.

Free Cash Flow	Year Ended December 31,
	2018	2017
Net cash provided by operating activities	$1,552	$1,483
Capital expenditures	(360)	(287)
Adjustments:
Severance, merger and integration payments	106	84
StoneRiver cash distributions	(2)	(45)
Tax reform payments	23	—
Other	—	(3)
Tax payments on adjustments	(11)	(9)

Free cash flow	$1,308	$1,223

See pages 3-4 for disclosures related to the use of non-GAAP financial measures.

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Fiserv, Inc.

Full Year Forward-Looking Non-GAAP Financial Measures

Internal Revenue Growth—The company’s internal revenue growth outlook for 2019 excludes acquisitions, dispositions, and the impact of postage reimbursements in its Output Solutions business, and includes deferred revenue purchase accounting adjustments. These adjustments are subject to variability and are anticipated to increase 2019 GAAP revenue growth by approximately 1 percentage point as compared to the internal revenue growth rate.

Adjusted Earnings Per Share—The company’s adjusted earnings per share outlook for 2019 excludes certain non-cash or other items which should enhance shareholders’ ability to evaluate the company’s performance, as such measures provide additional insights into the factors and trends affecting its business. Non-cash or other items may be significant and include, but are not limited to, non-cash deferred revenue adjustments arising from acquisitions, non-cash intangible asset amortization expense associated with acquisitions, non-cash impairment charges, severance costs, charges associated with early debt extinguishment, merger and integration costs, certain costs associated with the achievement of the company’s operational effectiveness objectives, gains or losses from dispositions and unconsolidated affiliates, and certain discrete tax benefits and expenses. The company estimates that the amortization expense with respect to acquired intangible assets as of December 31, 2018 will be approximately $180 million in 2019. Other adjustments to earnings per share that have been incurred in 2018 are presented on page 8 but are not necessarily indicative of adjustments that may be incurred in 2019. Estimates of these other adjustments on a forward-looking basis are not available due to the variability, complexity and limited visibility of these items.

The company’s adjusted earnings per share growth outlook for 2019 reflects 2018 performance as adjusted for the Lending Transaction.

2018 adjusted earnings per share [1]	$3.10
Lending Transaction impact	(0.02)

2018 adjusted earnings per share, as adjusted for the Lending Transaction	$3.08

2019 adjusted earnings per share outlook	$3.39 - $3.52
2019 adjusted earnings per share growth outlook	10% - 14%

[1]	See page 8 for a reconciliation of GAAP earnings per share from continuing operations to adjusted earnings per share.

See pages 3-4 for disclosures related to the use of non-GAAP financial measures.

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Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “Merger Agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This press release is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

FISV-E

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